[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 2, 2017

BY HAND AND BY EDGAR

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	BeyondSpring Inc. Amendment No. 2 to Registration Statement on Form F-1 Filed February 28, 2017 File No. 333-214610

Dear Ms. Hayes:

On behalf of BeyondSpring Inc., a Cayman Islands company (the “Company”), we file herewith a revised copy of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated March 1, 2017 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Prospectus Summary

Concurrent Private Placement, page 6

1.	We note your revised disclosures regarding a concurrent private placement to certain investors for an aggregate amount of $50.6 million, and your disclosure on page 138 that you have entered into subscription agreements with two of them for an aggregate of $25.6 million. Please explain how you solicited and negotiated the private offering with the private placement investors. For guidance, refer to Securities Act Sections CD&I 139.25.

Response

In response to the Staff’s comment, the Company respectfully submits that the Company solicited and negotiated the private offering with the private placement investors in accordance with Regulation D and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Company has entered into a subscription agreement with a U.S. investor for $7 million in reliance on Regulation D (the “Regulation D Transaction”) and has entered into subscription agreements with several non-U.S. investors for $43.6 million in reliance on Regulation S (the “Regulation S Transaction” and, together with the “Regulation D Transaction,” the “Concurrent Private Placement”). The analysis for each applicable regulation is described below.

Regulation D

In accordance with the interpretive guidance provided by the Commission in Release No. 33-8828 (the “Release”) and Question 139.25 of the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections (the “CDI”), the Company believes that the Regulation D Transaction should not be integrated into its initial public offering, and that Section 4(a)(2) is available for the Regulation D Transaction, based on the analysis below.

The Release sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings, to be used instead of the five-factor integration analysis set forth in Rule 502(a). Pursuant to the Release, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, the Release states that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(a)(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(a)(2) exemption. As part of a non-exclusive list of factual examples, the Commission stated that if the prospective private placement investor became interested in the concurrent private placement through a substantive, pre-existing relationship with the company, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(a)(2) exemption for that private placement, and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.

The Company has had a substantive, pre-existing business relationship with the beneficial owner (“Sangel”) of Sangel Star Biomedical Fund LP, which is also a beneficial owner of several existing shareholders and which acquired its initial interest in April 2015, almost fourteen months prior to the initial filing of the Registration Statement. Throughout this time the Company has discussed with Sangel the development and progress around the Company’s products, technologies and business. No offers for the Regulation D Transaction were made by means of a general solicitation, whether in the form of the Registration Statement or otherwise, and it was through the Company’s substantive, pre-existing relationship with Sangel as a current principal shareholder, and not through the Registration Statement, that Sangel became interested in purchasing the Company’s ordinary shares. Additionally, Sangel Star Biomedical Fund LP represented that (1) it was an “accredited investor” as defined in Rule 501 under the Securities Act, (2) it, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the offering, and has so evaluated the merits and risks of such investment and (3) it is able to bear the economic risk of an investment in the ordinary shares purchased in the Regulation D Transaction and, at the present time, is able to afford a complete loss of such investment.

Based on the foregoing, and consistent with the Release and the CDI, the Company believes that the Regulation D Transaction qualifies as an exempt transaction under Section 4(a)(2) of the Securities Act on its own and therefore should not be integrated with the Company’s initial public offering.

Regulation S

In accordance with the interpretive guidance provided by the Commission in Release No. 33-7943 (the “Reg S Release”) and Release No. 33-6863 (the “Adopting Release”), the Company believes that the Regulation S Transaction should not be integrated into its initial public offering, based on the analysis below.

In Note 21 of the Reg S Release, the Commission states that offshore transactions made in compliance with Regulation S are not integrated with registered domestic offerings or domestic offerings that satisfy the requirements for an exemption from registration under the Securities Act, even if undertaken contemporaneously. In addition, in the Adopting Release, the Commission takes the same position and makes clear a registered offering is not a prohibited “directing selling effort,” stating that legitimate selling activities carried out in the U.S. in connection with an offering of securities registered under the Securities Act or exempt from registration pursuant to the provisions of Section 3 or 4 of the Securities Act will not constitute “directed selling efforts” with respect to offers and sales made under Regulation S.

Under Rule 903 of Regulation S, the offering is permitted so long as at the commencement of the offering the foreign issuer reasonably believes there is no substantial U.S. market interest in the class of securities to be offered or sold (if equity securities are offered or sold) and that the securities are offered and sold in an overseas directed offering, which means “an offering of securities of a foreign issuer that is directed into a single country other than the United States to the residents thereof and that is made in accordance with the local laws and customary practices and documentation of such country.”

The offering in the Regulation S Transaction is being made by the Company, which is a foreign private issuer. The Company reasonably believes that there is no substantial U.S. market interest in its equity securities. The offering in the Regulation S Transaction is being made offshore in China to Chinese investors under local laws. One investor, HuaRong TianZe (HK) Investment Limited Partnership, is a non-U.S. entity affiliated with an existing shareholder of the Company and the other five investors are high net worth individuals or entities who are non-U.S. persons. There have been no directed selling efforts in the United States by the Company, a distributor or any of their respective affiliates or persons acting on their behalf, including the filing of the Registration Statement which does not constitute a directed selling effort under the Commission’s guidance.

Based on the foregoing and consistent with the Reg S Release and the Adopting Release, the Company believes that the Regulation S Transaction qualifies as an exempt transaction under Regulation S on its own and therefore should not be integrated with the Company’s initial public offering.

2.	Please revise your disclosure to clarify whether you have entered into subscription agreements with private placement investors covering the entire proposed $50.6 million aggregate offering amount.

Response

In response to the Staff’s comment, the Company has revised its disclosure with respect to the Concurrent Private Placement contained on the cover and pages 6, 7, 10, 60, 138, 140 and 150 of the Revised Registration Statement to clarify that the Company has entered into subscription agreements with private placement investors covering the entire proposed $50.6 million aggregate offering amount. The Company respectfully advises the Staff that because two of these investors are affiliates of certain existing shareholders, the Company considers the transactions between the Company and the two investors to be related party transactions, and thus the Company has disclosed on page 138 of the Revised Registration Statement that the Company has entered into subscription agreements with the two investors for an aggregate of $25.6 million, under the requirements of Item 7 of Form 20-F.

Use of Proceeds, page 68

3.	Please revise your disclosure to also discuss how the proceeds from this offering will be allocated in the event that a private placement does not occur.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that if the Concurrent Private Placement does not occur, the Company will not obtain any proceeds from this offering, because this offering and the Concurrent Private Placement are contingent upon each other. The Company has revised its disclosure contained on the cover and pages 6, 7, 10, 60 and 150 of the Revised Registration Statement to clarify the relationship between the Concurrent Private Placement and the registered offering.

Very truly yours,

/s/ Andrea L. Nicolas, Esq.

cc:	Christina M. Thomas
Vanessa Robertson
Angela Connell
Dory Yale
Securities and Exchange Commission

Richard Brand
BeyondSpring Inc.
28 Liberty Street, 39th Floor

Michael Maline
Edwin O’Connor
Goodwin Procter LLP